# Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC (the "Company") a Delaware Limited Liability Company

## Unaudited Financial Statements

For the Years Ended December 31, 2023 and December 31, 2022



*Unaudited*

## Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC Balance Sheet

## As of December 31, 2023 and December 31, 2022
### (Unaudited)

| Balance Sheet | 2023 | 2022 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $0.00 | $0.00 |
| Accounts receivable | $0.00 | $0.00 |
| Prepaid expenses and other assets | $0.00 | $0.00 |
| **Total current assets** | **$0.00** | **$0.00** |
| | | |
| Securities | $712,500.00 | $712,500.00 |
| Property and equipment - net | $0.00 | $0.00 |
| | | |
| **Total assets** | **$712,500.00** | **$712,500.00** |
| | | |
| **Liabilities and Stockholders Equity** | | |
| | | |
| **Current liabilities:** | | |
| Accounts payable | $0.00 | $0.00 |
| Accured expenses | $0.00 | $0.00 |
| Deferred revenue and other liabilities | $0.00 | $0.00 |
| **Total current liabilities** | **$0.00** | **$0.00** |
| | | |
| Other long term liabilities | $0.00 | $0.00 |
| | | |
| **Total liabilities** | **$0.00** | **$0.00** |
| | | |
| **Stockholders' Equity:** | | |
| Total value of units issued | $712,500.00 | $712,500.00 |
| Additional paid-in capital | $0.00 | $0.00 |
| **Total stockholders' equity:** | **$712,500.00** | **$712,500.00** |
| | | |
| **Total liabilities and stockholders' equity:** | **$712,500.00** | **$712,500.00** |

**Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC Income Statement**

**For the Years Ended December 31, 2023 and December 31, 2022**
**(Unaudited)**

| Income Statement | 2023 | 2022 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Revenue - net | $0.00 | $0.00 |
| Cost of revenue | $0.00 | $0.00 |
| Prepaid expenses and other assets | $0.00 | $0.00 |
| **Gross profit/loss** | **$0.00** | **$0.00** |
| | | |
| Operating Expenses | $0.00 | $0.00 |
| **Operating profit/loss** | **$0.00** | **$0.00** |
| | | |
| Other income/expense | $0.00 | $0.00 |
| **Net profit/loss** | **$0.00** | **$0.00** |

**Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC Statement of Cash Flows**

**For the Years Ended December 31, 2023 and December 31, 2022**
**(Unaudited)**

| Statement of Cash Flows | 2023 | 2022 |
|---|---|---|
| Cash flows from operating activities | $0.00 | $0.00 |
| Cash flows from financing activities | $0.00 | $712,500.00 |
| Cash flows from investing activities | ($0.00) | ($712,500.00) |
| Cash at beginning of period | **$0.00** | **$0.00** |
| Net increase/decrease in cash | **$0.00** | **$0.00** |
| Cash at the end of period | **$0.00** | **$0.00** |

# Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC Statement of Changes in Equity

## For the Years Ended December 31, 2023 and December 31, 2022
### (Unaudited)

| Statement of Changes in Equity | 2023 | 2022 |
|---|---|---|
| Operating Balance | $712,500.00 | $0.00 |
| Net profit/loss | $0.00 | $0.00 |
| Units Issued | 0 | 710,500 |
| | | |
| Ending Balance | **$712,500.00** | **$712,500.00** |

**Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC**

**Notes to the Financial Statements**
**For the Years Ended December 31, 2023 and December 31, 2022**
$USD

## 1. ORGANIZATION AND PURPOSE

Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC (the "Company", "we", "us", or "our") is a limited liability company organized on December 1, 2021 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

Nature of Operations
Sen-Jam Pharmaceutical I EB, a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity to hold securities in Sen-Jam Pharmaceutical Inc in accordance with § 270.3a-9 for investors in the Regulation Crowdfunding offering(s) of Sen-Jam Pharmaceutical Inc. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

*Unaudited*

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.